Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
October 12, , 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06017859

Re: Kao Corporation – 12g3-2(b) exemption SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since September 1, 2006 (some documents are filed in August and have not been included in our last report) pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b) (4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7404 (telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE September 1, 2006

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated September 28, 2006 (Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Press release dated September 28, 2006(Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Press release dated September 29, 2006(Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

(4) Press release dated September 29, 2006(Attached hereto as Exhibit A-4 and the original document in Japanese is Exhibit B-4)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Supplemental Documents on Recordation for the Issuance of Bonds dated August 2, 2006 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-5)

(2) Report on Registration for Stock Options dated August 25, 2006 and an amendment report dated September 29, 2006 (A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-6)

(3) Securities Registration Statement for Stock Options dated August 25, 2006 and amendment statements dated August 28, 2006, and September 29, 2006 (A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-7)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Supplemental Documents on Corporate Bond Issuance

Pursuant to the Securities and Exchange law of Japan, a recordation for the issuance of bonds must be filed every time the company decided to issue the bonds. Recordations are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for a scheduled period of issuance.

The recordation(s) filed in August, 2006 include the following information:

August 2, 2006– Supplemental documents on the recordation were filed due to the determination of the conditions and the completion of the offering. The brief conditions of the offering are as follows:

	First Series of Unsecured Bonds (5-Year Bonds)	Second Series of Unsecured Bonds (7-Year Bonds)
Total amount of the bonds	50 billion yen	50 billion yen
Interest Rate	1.60%/year	1.91%/year
Redemption Date	June 20, 2011	June 20, 2013

The due date of payment for the above bonds was August 11, 2006.

(2) Report on Registration for Stock Options

Pursuant to the Securities and Exchange law of Japan, a report on registration for offering the stock acquisition rights as stock options must be filed every time the company decided to offer stock options for company directors or employees and the aggregate offering price of which is ¥100 million or more. Report is filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for one year.

The report(s) filed since August 1, 2006 include the following information:

i. August 25, 2006–Kao made an offering of stock acquisition rights as stock options to members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as Company's members of the Board of Directors.

ii. September 29, 2006–Amendment of report is filed due to the determination of the paid-in amount for stock acquisition rights. The paid-in amount per stock acquisition rights is 2,932,000 yen.

(3) Securities Registration Statement for Stock Options

Pursuant to the Securities and Exchange law of Japan, securities registration statement on offering of the stock acquisition rights as stock options must be filed every time the company decided to offer stock options for outsider (including oversea affiliate's employee) and the aggregate offering price of which is ¥100 million or more. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for one year.

The statement(s) filed since August 1, 2006 include the following information:

i. August 25, 2006–Kao made an offering of stock acquisition rights as stock options to employees of the Company and members of the Board of Directors and employees of the Company's affiliated companies.

ii. August 28, 2006– Amendment of statement was filed due to the supplement of the documents concerning the details of the number of people to be offered the stock acquisition rights as stock options.

iii. September 29, 2006–Amendment of statement was filed due to the determination of the exercise price for stock acquisition rights as stock options. The exercise price per stock acquisition rights is 3,211,000 yen.

RECEIVED
2006 OCT 25 A 9:
OFFICE OF INTERNATIO
CORPORATE FINANC

Exhibit A-1

Kao Corporation

Notice Regarding the Determination of Persons to be Allotted Stock Options ("Share Remuneration Type Stock Options") and the Number of Such Stock Options

September 28, 2006

Kao Corporation (the "Company") hereby makes the following announcement: pursuant to the resolution made at the meeting of the Board of Directors held on August 25, 2006 regarding the details concerning the offering of stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as the Company's members of the Board of Directors ("Company D&O") and the offering of stock acquisition rights to the subscribers of the relevant stock acquisition rights as announced on August 25, 2006 in the "Notice Regarding Allotment of Stock Options ("Share Remuneration Type Stock Options")", the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved: persons to be allotted stock acquisition rights and the number of such stock acquisition rights are as follows pursuant to Article 243 of the Corporation Law.

1. Persons to be Allotted Stock Acquisition Rights and the Number of Such Stock Acquisition Rights:

   38 stock acquisition rights (each stock acquisition right will be 1,000 shares) for 26 Company D&O

   Details: Members of the Board of Directors of the Company
   14 persons 26 stock acquisition rights

   Executive Officers of the Company who do not also Serve as the Company's Members of the Board of Directors
   12 persons 12 stock acquisition rights

2. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights Allotted to Company D&O:

   38,000 shares of the Company's common stock

Reference:
"Notice Regarding Allotment of Stock Options ("Share Remuneration Type Stock Options")" dated August 25, 2006

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-2

Kao Corporation

Notice Regarding the Determination of Persons to be Allotted Stock Options and the Number of Such Stock Options

September 28, 2006

Kao Corporation (the "Company") hereby makes the following announcement: pursuant to the resolution made at the meeting of the Board of Directors held on August 25, 2006 regarding the details concerning the offering of stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the employees of the Company and members of the Board of Directors and employees of the Company's affiliated companies (collectively, "Employees") and the offering of stock acquisition rights to the subscribers of the relevant stock acquisition rights as announced on August 25, 2006 in the "Notice Regarding Allotment of Stock Options", the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved: persons to be allotted stock acquisition rights and the number of such stock acquisition rights are as follows pursuant to Article 243 of the Corporation Law.

1. Persons to be Allotted Stock Acquisition Rights and the Number of Such Stock Acquisition Rights:

   437 stock acquisition rights (each stock acquisition right will be 1,000 shares) for 83 Employees

   Details: Employees of the Company
   79 persons 415 stock acquisition rights

   Members of the Board of Directors of the Company's Affiliated Companies
   4 persons 22 stock acquisition rights

2. Type and Number of Shares to be Delivered upon Exercise of Stock Acquisition Rights Allotted to Employees:

   437,000 shares of the Company's common stock

Reference:
"Notice Regarding Allotment of Stock Options" dated August 25, 2006

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

RECEIVED
2006 OCT 25 A 9:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

C

Exhibit A-3

Kao Corporation

Notice Regarding the Determination of the Paid-in Amount for Stock Options ("Share Remuneration Type Stock Options") and Other Related Items

September 29, 2006

Kao Corporation (the "Company") hereby makes the following announcement: subsequent to the "Notice Regarding the Determination of Persons to be Allotted Stock Options ("Share Remuneration Type Stock Options") and the Number of Such Stock Options" on September 28, 2006 regarding the meeting of the Board of Directors held on the date thereof, which resolved the persons to be allotted stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the members of the Board of Directors of the Company and the executive officers of the Company who do not also serve as the Company's members of the Board of Directors ("Company D&O") and the number of such stock acquisition rights, on the date hereof, the paid-in amount for such stock acquisition rights and other related items were determined as follows.

1. Paid-in Amount for Stock Acquisition Rights:

Per stock acquisition right	2,932,000 yen
Per share	2,932 yen

The payment due for such paid-in amount shall be set off against an equivalent amount of the Company D&O's remuneration to be paid by the Company.

2. Total Amount of the Aggregate Paid-in Amount for Stock Acquisition Rights and the Aggregate Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

111,454,000 yen

References:

(1) "Notice Regarding Allotment of Stock Options ("Share Remuneration Type Stock Options")" dated August 25, 2006

(2) "Notice Regarding the Determination of Persons to be Allotted Stock Options ("Share Remuneration Type Stock Options") and the Number of Such Stock Options" dated September 28, 2006

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

RECEIVED
2006 OCT 25 A 9:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-4

Kao Corporation

Notice Regarding the Determination of the Exercise Price for Stock Options and Other Related Items

September 29, 2006

Kao Corporation (the "Company") hereby makes the following announcement: subsequent to the "Notice Regarding the Determination of Persons to be Allotted Stock Options and the Number of Such Stock Options" on September 28, 2006 regarding the meeting of the Board of Directors held on the date thereof, which resolved the persons to be allotted stock acquisition rights (*shinkabu yoyaku ken*) to be issued as stock options to the employees of the Company and members of the Board of Directors of the Company's affiliated companies and the number of such stock acquisition rights, on the date hereof, the exercise price for such stock acquisition rights and other related items were determined as follows.

1. Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

Per stock acquisition right	3,211,000 yen
Per share	3,211 yen (the "Exercise Price")

   The Exercise Price is equal to the product of: 1.05; and the average of the daily closing prices (including both the bid/offer indications) of common stock of the Company in regular transactions at the Tokyo Stock Exchange for thirty consecutive trading days (excluding the days on which no transactions are made) commencing on the 45th trading day prior to the day after the allotment date, with any fraction less than one yen rounded up to the nearest yen.

2. Total Amount of the Aggregate Paid-in Amount for Stock Acquisition Rights and the Aggregate Value of Assets Contributed upon Exercise of Stock Acquisition Rights:

   1,403,207,000 yen

References:

(1) "Notice Regarding Allotment of Stock Options" dated August 25, 2006

(2) "Notice Regarding the Determination of Persons to be Allotted Stock Options and the Number of Such Stock Options" dated September 28, 2006

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit B-1



平成１８年９月２８日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

ストックオプション（株式報酬型）の割当対象者及び割当数決定に関するお知らせ

当社は、平成18年８月25日開催の取締役会において、当社取締役及び当社取締役を兼務しない当社執行役員（以下、「当社取締役等」といいます。）に対してストックオプションとして発行する新株予約権の募集事項等を決定し、当該新株予約権を引き受ける者の募集をすること等につき決議したことを、同日付にて「ストックオプション（株式報酬型）の割当てに関するお知らせ」として公表いたしましたが、本日開催の取締役会において、会社法第243条の規定に基づき、当該新株予約権の割当てを受ける者及び割り当てる新株予約権の数を下記のとおり決議いたしましたので、お知らせいたします。

記

１．割当てを受ける者及び割り当てる新株予約権の数
当社取締役等 26 名に対して 38 個（新株予約権1個当たりの目的である株式の数は1,000株）

内訳：	当社取締役	14名	26個
	当社取締役を兼務しない当社執行役員	12名	12個

２．当社取締役等に割り当てる新株予約権の目的である株式の種類及び数
当社普通株式 38,000株

（ご参考）
・平成18年８月25日付「ストックオプション（株式報酬型）の割当てに関するお知らせ」

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話03-3660-7041～7042

RECEIVED
2006 OCT 25 A 9:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit B-2



平成１８年９月２８日

各　位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

ストックオプションの割当対象者及び割当数決定に関するお知らせ

当社は、平成 18 年８月 25 日開催の取締役会において、当社使用人並びに関係会社の取締役及び使用人（以下、「当社従業員等」といいます。）に対してストックオプションとして発行する新株予約権の募集事項等を決定し、当該新株予約権を引き受ける者の募集をすること等につき決議したことを、同日付にて「ストックオプションの割当てに関するお知らせ」として公表いたしましたが、本日開催の取締役会において、会社法第 243 条の規定に基づき、当該新株予約権の割当てを受ける者及び割り当てる新株予約権の数を下記のとおり決議いたしましたので、お知らせいたします。

記

１．割当てを受ける者及び割り当てる新株予約権の数
当社従業員等 83 名に対して 437 個（新株予約権１個当たりの目的である株式の数は 1,000 株）

内訳：		
当社使用人	79 名	415 個
当社関係会社取締役	4 名	22 個

２．当社従業員等に割り当てる新株予約権の目的である株式の種類及び数
当社普通株式 437,000 株

（ご参考）
・平成 18 年８月 25 日付「ストックオプションの割当てに関するお知らせ」

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-3


FASF

平成１８年９月２９日

各　位

会社名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

ストックオプション（株式報酬型）の払込金額等確定に関するお知らせ

当社は、平成 18 年９月 28 日開催の取締役会において、当社取締役及び当社取締役を兼務しない当社執行役員（以下、「当社取締役等」といいます。）に対してストックオプションとして発行する新株予約権の割当てを受ける者及び割り当てる新株予約権の数を決議したことを、同日付にて「ストックオプション（株式報酬型）の割当対象者及び割当数決定に関するお知らせ」として公表いたしましたが、本日、当該新株予約権の払込金額等が、下記のとおり確定いたしましたので、お知らせいたします。

記

１．新株予約権の払込金額
新株予約権１個当たり　　2,932,000 円
１株当たり　　2,932 円
ただし、当該払込金額は当社に対する当社取締役等の報酬債権の対当額をもって相殺されます。

２．新株予約権の払込金額の総額に新株予約権の行使に際して出資される財産の価額の合計額を合算した金額
111,454,000 円

（ご参考）
（１）平成 18 年８月 25 日付「ストックオプション（株式報酬型）の割当てに関するお知らせ」
（２）平成 18 年９月 28 日付「ストックオプション（株式報酬型）の割当対象者及び割当数決定に関するお知らせ」

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-4



平成１８年９月２９日

各 位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　崎　元　規
（コード番号　４４５２　東証第一部）

ストックオプションの行使価額等確定に関するお知らせ

当社は、平成 18 年９月 28 日開催の取締役会において、当社使用人及び関係会社の取締役に対してストックオプションとして発行する新株予約権の割当てを受ける者及び割り当てる新株予約権の数を決議したことを、同日付にて「ストックオプションの割当対象者及び割当数決定に関するお知らせ」として公表いたしましたが、本日、当該新株予約権の行使価額等が、下記のとおり確定いたしましたので、お知らせいたします。

記

１．新株予約権の行使に際して出資される財産の価額
新株予約権 1 個当たり　　　3,211,000 円
１株当たり　　　　　　　　　3,211 円 （行使価額）
行使価額は、新株予約権の割当日の翌日に先立つ 45 取引日目に始まる 30 取引日（取引が成立しない日を除く。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。）の平均値に 1.05 を乗じて得た金額であり、１円未満の端数は切り上げたものです。

２．新株予約権の払込金額の総額に新株予約権の行使に際して出資される財産の価額の合計額を合算した金額
1,403,207,000 円

（ご参考）
（１）平成 18 年８月 25 日付「ストックオプションの割当てに関するお知らせ」
（２）平成 18 年９月 28 日付「ストックオプションの割当対象者及び割当数決定に関するお知らせ」

以　上

本件についてのお問い合せ先：
花王株式会社　広報部　電話 03-3660-7041～7042

Exhibit B-5

【表紙】

【発行登録追補書類番号】	18－関東78－1
【提出書類】	発行登録追補書類
【提出先】	関東財務局長
【提出日】	平成18年8月2日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【発行登録の対象とした募集有価証券の種類】	社債
【今回の募集金額】	第1回無担保社債（5年債）　50,000百万円
	第2回無担保社債（7年債）　49,995百万円
	計　99,995百万円

【発行登録書の内容】

提出日	平成18年6月1日
効力発生日	平成18年6月9日
有効期限	平成20年6月8日
発行登録番号	18－関東78
発行予定額（円）	120,000百万円

【これまでの募集実績】

番号	提出年月日	募集金額（円）	減額による訂正年月日	減額金額（円）
－	－	－	－	－
実績合計額（円）		なし （なし）	減額総額（円）	なし

（注）実績合計額は、券面総額又は振替社債の総額の合計額（下段（　）書きは発行価額の総額の合計額）に基づき算出しております。

【残額】（発行予定額－実績合計額－減額総額）	120,000百万円 （120,000百万円） （注）残額は、券面総額又は振替社債の総額の合計額（下段（　）書きは、発行価額の総額の合計額）に基づき算出しております。
【安定操作に関する事項】	該当事項はありません
【縦覧に供する場所】	株式会社東京証券取引所

(東京都中央区日本橋兜町２番１号)

第一部【証券情報】

第１【募集要項】

１【新規発行社債（短期社債を除く。）（５年債）】

銘柄	花王株式会社第１回無担保社債（特定社債間限定同順位特約付）
記名・無記名の別	―
券面総額又は振替社債の総額(円)	金50,000,000,000円
各社債の金額（円）	１億円
発行価額の総額（円）	金50,000,000,000円
発行価格（円）	各社債の金額100円につき金100円
利率（％）	年1.60％
利払日	毎年６月20日及び12月20日
利息支払の方法	１．利息支払の方法及び期限 (1) 本社債の利息は、発行日の翌日から償還期日までこれをつけ、平成18年12月20日を第１回の利息支払期日としてその日までの分を支払い、その後毎年６月及び12月の各20日にその日までの前半か年分を支払う。 (2) 利息を支払うべき日が銀行休業日にあたるときは、その前銀行営業日にこれを繰り上げる。 (3) 半か年に満たない期間につき利息を支払うときは、その半か年の日割をもってこれを計算する。 (4) 償還期日後は利息をつけない。 ２．利息の支払場所 別記「（注）11　元利金の支払」記載のとおり。
償還期限	平成23年６月20日
償還の方法	１．償還金額 各社債の金額100円につき金100円 ２．償還の方法及び期限 (1) 本社債の元金は、平成23年６月20日にその総額を償還する。 (2) 償還すべき日が銀行休業日にあたるときは、その前銀行営業日にこれを繰り上げる。 (3) 本社債の買入消却は、発行日の翌日以降、法令または別記「振替機関・登録機関」欄記載の振替機関の業務規程その他の規則に別途定める場合を除き、いつでもこれを行うことができる。 ３．償還元金の支払場所 別記「（注）11　元利金の支払」記載のとおり。
募集の方法	一般募集
申込証拠金（円）	各社債の金額100円につき金100円とし、払込期日に払込金に振替充当する。 申込証拠金には利息をつけない。
申込期間	平成18年８月２日
申込取扱場所	別項引受証券会社の本店及び国内各支店
払込期日	平成18年８月11日
振替機関・登録機関	振替機関 株式会社証券保管振替機構 東京都中央区日本橋茅場町二丁目１番１号
担保	本社債には物上担保及び保証は付されておらず、また本社債のために特に留保されている資産はない。
財務上の特約（担保提供制限）	当社は、当社が国内で既に発行した、または当社が国内で今後発行する他の無担保社債（本社債と同時に発行する花王株式会社第２回無担保社債（特定社債間限定同順位特約付）を含む。ただし、別記「財務上の特約（その他の条項）」欄第１項で定義する担付切換条項が特約されている無担保社債を除く。）に担保権を設定する場合には、本社債にも担保付社債信託法に基づき、同順位の担保権を設定する。

財務上の特約（その他の条項）	1．本社債には担付切換条項等その他の財務上の特約は付されていない。担付切換条項とは、純資産額維持条項等当社の財務指標に一定の事由が生じた場合に期限の利益を喪失する旨の特約を解除するために担保権を設定する旨の特約または当社が自らいつでも担保権を設定することができる旨の特約をいう。 2．当社が、別記「財務上の特約（担保提供制限）」欄により本社債に担保権を設定する場合は、当社は、直ちに登記その他必要な手続を完了し、かつ、その旨を担保付社債信託法第77条の規定に準じて公告するものとする。
取得格付	取得格付　AA（ダブルA） 指定格付機関の名称　株式会社格付投資情報センター 格付の取得日　平成18年8月2日 本格付の取得に際して付された条件はない。

（注）

1．社債等の振替に関する法律の規定の適用
本社債は、その全部について社債等の振替に関する法律（以下「社債等振替法」という。）第66条第2号の定めに従い社債等振替法の規定の適用を受けることとする旨を定めた社債であり、社債等振替法第67条第2項に定める場合を除き、社債券を発行することができない。

2．同一種類の社債
当社は、本社債と同一の種類（会社法の定めるところによる。以下同じ。）の社債を発行することがある。

3．社債管理者の不設置
本社債には会社法第702条ただし書に基づき、社債管理者は設置されておらず、社債権者は自ら本社債を管理し、または本社債に係る債権の実現を保全するために必要な一切の行為を行う。

4．財務代理人、発行代理人及び支払代理人
(1) 当社は、株式会社みずほコーポレート銀行（以下「財務代理人」という。）に本社債の事務並びに発行代理人業務及び支払代理人業務を委託した。
(2) 財務代理人は、社債権者に対していかなる義務または責任も負わず、また社債権者との間にいかなる代理関係または信託関係を有しない。
(3) 財務代理人を変更する場合、当社は事前にその旨を本（注）6に定める方法により公告する。

5．期限の利益喪失に関する特約
(1) 当社は、次の各場合に該当したときは、直ちに本社債の総額について期限の利益を喪失する。
① 当社が別記「償還の方法」欄第2項または別記「利息支払の方法」欄第1項の規定に違背したとき。
② 当社が別記「財務上の特約（担保提供制限）」欄の規定に違背したとき。
③ 当社が本社債以外の社債について期限の利益を喪失し、または期限が到来してもその弁済をすることができないとき。
④ 当社が社債を除く借入金債務について期限の利益を喪失したとき、もしくは当社以外の社債またはその他の借入金債務に対して当社が行った保証債務について履行義務が発生したにもかかわらず、その履行をすることができないとき。ただし、当該債務の合計額（邦貨換算後）が10億円を超えない場合は、この限りではない。
⑤ 当社が、破産手続開始、民事再生手続開始もしくは会社更生手続開始の申立をし、または取締役会において解散（合併の場合を除く。）の議案を株主総会に提出する旨の決議を行ったとき。
⑥ 当社が、破産手続開始、民事再生手続開始もしくは会社更生手続開始の決定、または特別清算開始の命令を受けたとき。
(2) 本（注）5(1)の規定により期限の利益を喪失した場合は、当社は直ちにその旨を公告する。

6．社債権者に通知する場合の公告の方法
本社債に関して社債権者に対し公告を行う場合は、法令に別段の定めがあるときを除き、当社定款所定の電子公告の方法によりこれを行うものとする。ただし、事故その他やむを得ない事由によって電子公告をすることができない場合は、当社定款所定の新聞紙並びに東京都及び大阪市において発行する各1種以上の新聞紙（ただし、重複するものがあるときは、これを省略することができる。）によりこれを行う。

7．社債要項の公示
当社は、その本店に本社債の社債要項の謄本を備え置き、その営業時間中、一般の閲覧に供する。

8．社債要項の変更
(1) 本社債の社債要項に定められた事項（ただし、本（注）4(1)を除く。）の変更は、法令に定めがあるときを除き、社債権者集会の決議を要する。ただし、社債権者集会の決議は、裁判所の認可を受けなければ、その効力を生じない。
(2) 裁判所の認可を受けた本（注）8(1)の社債権者集会の決議は、本社債の社債要項と一体をなすものとする。

9．社債権者集会に関する事項
(1) 本社債の社債権者集会は、本社債及び本社債と同一の種類の社債（以下「本種類の社債」と総称する。）の社債権者により組織され、当社がこれを招集するものとし、社債権者集会の日の3週間前までに社債権者集会を招集する旨及び会社法第719条各号所定の事項を本（注）6に定める方法により公告する。
(2) 本種類の社債の社債権者集会は、東京都においてこれを行う。
(3) 本種類の社債の総額（償還済みの額を除く。また、当社が有する本種類の社債の金額の合計額は算入しない。）の10分の1以上に当たる本種類の社債を有する社債権者は当社に対し、社債権者集会の目的である事項及び招集の理由を記載した書面を当社に提出して本種類の社債の社債権者集会の招集を請求することができる。

10．費用の負担
以下に定める費用は当社の負担とする。
(1) 本（注）6に定める公告に関する費用
(2) 本（注）9に定める社債権者集会に関する費用

11．元利金の支払
本社債にかかる元利金は、社債等振替法及び別記「振替機関・登録機関」欄記載の振替機関の業務規程その他の規則に従って支払われる。

2【社債の引受け及び社債管理の委託（５年債）】

(1)【社債の引受け】

引受人の氏名又は名称	住所	引受金額（百万円）	引受けの条件
ゴールドマン・サックス証券会社東京支店	東京都港区六本木六丁目10番1号	20,000	1　引受人は、本社債の全額につき共同して買取引受を行う。 2　本社債の引受手数料は総額122.5百万円とする。
野村證券株式会社	東京都中央区日本橋一丁目９番１号	20,000	
大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目８番１号	5,000	
みずほ証券株式会社	東京都千代田区大手町一丁目５番１号	2,500	
三菱ＵＦＪ証券株式会社	東京都千代田区丸の内二丁目４番１号	2,500	
計	―	50,000	―

(2)【社債管理の委託】

該当事項なし

3【新規発行社債（短期社債を除く。）（７年債）】

銘柄	花王株式会社第２回無担保社債（特定社債間限定同順位特約付）
記名・無記名の別	－
券面総額又は振替社債の総額（円）	金50,000,000,000円
各社債の金額（円）	１億円
発行価額の総額（円）	金49,995,000,000円
発行価格（円）	各社債の金額100円につき金99.99円
利率（%）	年1.91%
利払日	毎年６月20日及び12月20日
利息支払の方法	１．利息支払の方法及び期限 (1) 本社債の利息は、発行日の翌日から償還期日までこれをつけ、平成18年12月20日を第１回の利息支払期日としてその日までの分を支払い、その後毎年６月及び12月の各20日にその日までの前半か年分を支払う。 (2) 利息を支払うべき日が銀行休業日にあたるときは、その前銀行営業日にこれを繰り上げる。 (3) 半か年に満たない期間につき利息を支払うときは、その半か年の日割をもってこれを計算する。 (4) 償還期日後は利息をつけない。 ２．利息の支払場所 別記「（注）11　元利金の支払」記載のとおり。
償還期限	平成25年６月20日
償還の方法	１．償還金額 各社債の金額100円につき金100円 ２．償還の方法及び期限 (1) 本社債の元金は、平成25年６月20日にその総額を償還する。 (2) 償還すべき日が銀行休業日にあたるときは、その前銀行営業日にこれを繰り上げる。 (3) 本社債の買入消却は、発行日の翌日以降、法令または別記「振替機関・登録機関」欄記載の振替機関の業務規程その他の規則に別途定める場合を除き、いつでもこれを行うことができる。 ３．償還元金の支払場所 別記「（注）11　元利金の支払」記載のとおり。
募集の方法	一般募集
申込証拠金（円）	各社債の金額100円につき金99.99円とし、払込期日に払込金に振替充当する。申込証拠金には利息をつけない。
申込期間	平成18年８月２日
申込取扱場所	別項引受証券会社の本店及び国内各支店
払込期日	平成18年８月11日
振替機関・登録機関	振替機関 株式会社証券保管振替機構 東京都中央区日本橋茅場町二丁目１番１号
担保	本社債には物上担保及び保証は付されておらず、また本社債のために特に留保されている資産はない。
財務上の特約（担保提供制限）	当社は、当社が国内で既に発行した、または当社が国内で今後発行する他の無担保社債（本社債と同時に発行する花王株式会社第１回無担保社債（特定社債間限定同順位特約付）を含む。ただし、別記「財務上の特約（その他の条項）」欄第１項で定義する担付切換条項が特約されている無担保社債を除く。）に担保権を設定する場合には、本社債にも担保付社債信託法に基づき、同順位の担保権を設定する。
財務上の特約（その他の条項）	１．本社債には担付切換条項等その他の財務上の特約は付されていない。担付切換条項とは、純資産額維持条項等当社の財務指標に一定の事由が生じた場合に期限の利益を喪失する旨の特約を解除するために担保権を設定する旨の特約または当社が自らいつでも担保権を設定することができる旨の特約をいう。

	2．当社が、別記「財務上の特約（担保提供制限）」欄により本社債に担保権を設定する場合は、当社は、直ちに登記その他必要な手続を完了し、かつ、その旨を担保付社債信託法第77条の規定に準じて公告するものとする。
取得格付	取得格付　AA（ダブルA） 指定格付機関の名称　株式会社格付投資情報センター 格付の取得日　平成18年8月2日 本格付の取得に際して付された条件はない。

（注）

1．社債等の振替に関する法律の規定の適用
本社債は、その全部について社債等の振替に関する法律（以下「社債等振替法」という。）第66条第2号の定めに従い社債等振替法の規定の適用を受けることとする旨を定めた社債であり、社債等振替法第67条第2項に定める場合を除き、社債券を発行することができない。

2．同一種類の社債
当社は、本社債と同一の種類（会社法の定めるところによる。以下同じ。）の社債を発行することがある。

3．社債管理者の不設置
本社債には会社法第702条ただし書に基づき、社債管理者は設置されておらず、社債権者は自ら本社債を管理し、または本社債に係る債権の実現を保全するために必要な一切の行為を行う。

4．財務代理人、発行代理人及び支払代理人
(1) 当社は、株式会社三井住友銀行（以下「財務代理人」という。）に本社債の事務並びに発行代理人業務及び支払代理人業務を委託した。
(2) 財務代理人は、社債権者に対していかなる義務または責任も負わず、また社債権者との間にいかなる代理関係または信託関係を有しない。
(3) 財務代理人を変更する場合、当社は事前にその旨を本（注）6に定める方法により公告する。

5．期限の利益喪失に関する特約
(1) 当社は、次の各場合に該当したときは、直ちに本社債の総額について期限の利益を喪失する。
① 当社が別記「償還の方法」欄第2項または別記「利息支払の方法」欄第1項の規定に違背したとき。
② 当社が別記「財務上の特約（担保提供制限）」欄の規定に違背したとき。
③ 当社が本社債以外の社債について期限の利益を喪失し、または期限が到来してもその弁済をすることができないとき。
④ 当社が社債を除く借入金債務について期限の利益を喪失したとき、もしくは当社以外の社債またはその他の借入金債務に対して当社が行った保証債務について履行義務が発生したにもかかわらず、その履行をすることができないとき。ただし、当該債務の合計額（邦貨換算後）が10億円を超えない場合は、この限りではない。
⑤ 当社が、破産手続開始、民事再生手続開始もしくは会社更生手続開始の申立をし、または取締役会において解散（合併の場合を除く。）の議案を株主総会に提出する旨の決議を行ったとき。
⑥ 当社が、破産手続開始、民事再生手続開始もしくは会社更生手続開始の決定、または特別清算開始の命令を受けたとき。
(2) 本（注）5(1)の規定により期限の利益を喪失した場合は、当社は直ちにその旨を公告する。

6．社債権者に通知する場合の公告の方法
本社債に関して社債権者に対し公告を行う場合は、法令に別段の定めがあるときを除き、当社定款所定の電子公告の方法によりこれを行うものとする。ただし、事故その他やむを得ない事由によって電子公告をすることができない場合は、当社定款所定の新聞紙並びに東京都及び大阪市において発行する各1種以上の新聞紙（ただし、重複するものがあるときは、これを省略することができる。）によりこれを行う。

7．社債要項の公示
当社は、その本店に本社債の社債要項の謄本を備え置き、その営業時間中、一般の閲覧に供する。

8．社債要項の変更
(1) 本社債の社債要項に定められた事項（ただし、本（注）4(1)を除く。）の変更は、法令に定めがあるときを除き、社債権者集会の決議を要する。ただし、社債権者集会の決議は、裁判所の認可を受けなければ、その効力を生じない。
(2) 裁判所の認可を受けた本（注）8(1)の社債権者集会の決議は、本社債の社債要項と一体をなすものとする。

9．社債権者集会に関する事項
(1) 本社債の社債権者集会は、本社債及び本社債と同一の種類の社債（以下「本種類の社債」と総称する。）の社債権者により組織され、当社がこれを招集するものとし、社債権者集会の日の3週間前までに社債権者集会を招集する旨及び会社法第719条各号所定の事項を本（注）6に定める方法により公告する。
(2) 本種類の社債の社債権者集会は、東京都においてこれを行う。
(3) 本種類の社債の総額（償還済みの額を除く。また、当社が有する本種類の社債の金額の合計額は算入しない。）の10分の1以上に当たる本種類の社債を有する社債権者は当社に対し、社債権者集会の目的である事項及び招集の理由を記載した書面を当社に提出して本種類の社債の社債権者集会の招集を請求することができる。

10．費用の負担
以下に定める費用は当社の負担とする。
(1) 本（注）6に定める公告に関する費用
(2) 本（注）9に定める社債権者集会に関する費用

11．元利金の支払
本社債にかかる元利金は、社債等振替法及び別記「振替機関・登録機関」欄記載の振替機関の業務規程その他の規則に従って支払われる。

4【社債の引受け及び社債管理の委託（７年債）】

(1)【社債の引受け】

引受人の氏名又は名称	住所	引受金額（百万円）	引受けの条件
ゴールドマン・サックス証券会社東京支店	東京都港区六本木六丁目10番1号	20,000	1　引受人は、本社債の全額につき共同して買取引受を行う。 2　本社債の引受手数料は総額147.5百万円とする。
大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目８番１号	20,000	
野村證券株式会社	東京都中央区日本橋一丁目９番１号	5,000	
みずほ証券株式会社	東京都千代田区大手町一丁目５番１号	5,000	
計	―	50,000	―

(2)【社債管理の委託】

該当事項なし

5【新規発行による手取金の使途】

(1)【新規発行による手取金の額】

払込金額の総額（百万円）	発行諸費用の概算額（百万円）	差引手取概算額（百万円）
99,995	315	99,680

（注）上記金額は、第１回無担保社債（特定社債間限定同順位特約付）及び第２回無担保社債（特定社債間限定同順位特約付）の合計金額である。

(2)【手取金の使途】

上記の差引手取概算額99,680百万円は、借入金返済資金に充当する予定であります。

第２【売出要項】

該当事項なし

第３【その他の記載事項】

該当事項なし

第二部【参照情報】

第１【参照書類】

会社の概況及び事業の概況等証券取引法第５条第１項第２号に掲げる事項については、以下に掲げる書類を参照すること。

１【有価証券報告書及びその添付書類】

事業年度　第100期（自平成17年４月１日　至平成18年３月31日）　平成18年６月29日関東財務局長に提出

第２【参照書類の補完情報】

上記に掲げた参照書類としての有価証券報告書に記載された「事業等のリスク」について、当該有価証券報告書の提出日以後、本発行登録追補書類提出日（平成18年８月２日）までの間において生じた変更その他の事由はありません。

また、当該有価証券報告書には将来に関する事項が記載されておりますが、当該事項は本発行登録追補書類提出日現在においてもその判断に変更はなく、新たに記載する将来に関する事項もありません。

第３【参照書類を縦覧に供している場所】

花王株式会社　本店

（東京都中央区日本橋茅場町一丁目14番10号）

株式会社東京証券取引所

（東京都中央区日本橋兜町２番１号）

第三部【保証会社等の情報】

該当事項なし

RECEIVED
2006 OCT 25 A 9:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit B-6

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成18年8月25日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【提出理由】

当社は、会社法第236条、第238条及び第240条に基づき、当社取締役及び当社取締役を兼務しない執行役員に対し、報酬として新株予約権（株式報酬型ストックオプション）を付与するため、平成18年８月25日開催の取締役会において、平成18年９月29日に新株予約権を発行することについて決議いたしましたので、証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に基づき、本報告書を提出するものであります。

2【報告内容】

(1) 銘柄

花王株式会社第５－Ａ回新株予約権

(2) 発行数

39個

上記総数は、割当予定数であり、引受けの申込みがなされなかった場合等、割り当てる新株予約権の総数が減少したときは、割り当てる新株予約権の総数をもって発行する新株予約権の総数とする。

(3) 発行価格

各新株予約権の払込金額は、次式のブラックショールズモデルにより以下の基礎数値に基づき算出した１株当たりのオプション価格に付与株式数を乗じた金額とする。

$$C = Se^{-qT}N(d) - Xe^{-rT}N(d - \sigma\sqrt{T})$$

ここで、

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

ⅰ　１株当たりのオプション価格（C）

ⅱ　株価（S）：平成18年９月29日の東京証券取引所における当社普通株式の普通取引の終値（終値がない場合は、翌取引日の基準値段）

ⅲ　行使価格（X）：１円

ⅳ　予想残存期間（T）：4.5年

ⅴ　ボラティリティ（σ）：4.5年間（平成14年３月29日から平成18年９月29日まで）の各週の最終取引日における当社普通株式の普通取引の終値に基づき算出した株価変動率

ⅵ　無リスクの利子率（r）：残存年数が予想残存期間に対応する国債の利子率

ⅶ　配当利回り（q）：１株当たりの配当金（平成18年３月期の実績配当金）÷上記ⅱに定める株価

ⅷ　標準正規分布の累積分布関数（$N(\cdot)$）

(4) 発行価格の総額

未定

(5) 新株予約権の目的となる株式の種類及び数

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整

する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

(6) 新株予約権の行使に際して払い込むべき金額

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額を１円とし、これに付与株式数を乗じて得た金額とする。

(7) 新株予約権の行使期間

平成20年７月１日から平成25年６月28日まで

(8) 新株予約権の行使条件

① 新株予約権者は、当社及び当社が直接または間接に40％以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から２年後の応当日までの間に限り、新株予約権を行使することができる。但し、上記(7)に定める新株予約権を行使することができる期間内に限るものとする。

② １個の新株予約権をさらに分割して行使することはできないものとする。

(9) 新株予約権の行使により株式を発行する場合の当該株券の発行価格のうちの資本組入額

① 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第１項の規定に従い算出される資本金等増加限度額の２分の１の金額とし、計算の結果生じる１円未満の端数は、これを切り上げるものとする。

② 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記①記載の資本金等増加限度額から上記①に定める増加する資本金の額を減じて得た額とする。

(10)新株予約権の譲渡に関する事項

譲渡による新株予約権の取得については、当社取締役会の決議による承認を要するものとする。

(11)当該取得の申込みの勧誘の相手方の人数及びその内訳

当社取締役15名、執行役員12名、合計27名に割り当てる。

(12)勧誘の相手方が提出会社に関係する会社として定義府令第３条の３第２項各号に規定する会社の取締役，会計参与，執行役，監査役又は使用人である場合には，当該会社と提出会社との間の関係

該当事項なし。

(13)勧誘の相手方と提出会社との間の取決めの内容

新株予約権者は、本新株予約権の全部又は一部につき、第三者への譲渡、質入れその他一切の処分をすることができない。

(14)新株予約権を割り当てる日

平成18年９月29日

(15)新株予約権と引換えにする金銭の払込みの期日

払込みの期日は平成18年９月29日とする。

(16) 新株予約権の取得条項

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

(17) 組織再編における新株予約権の消滅及び再編対象会社の新株予約権交付の内容に関する決定方針

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

① 交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

② 新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

③ 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記(5)に準じて決定する。

④ 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に上記③に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

⑤ 新株予約権を行使することができる期間
上記(7)に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記(7)に定める新株予約権を行使することができる期間の末日までとする。

⑥ 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記(9)に準じて決定する。

⑦ 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

⑧ 新株予約権の取得事由及び条件
上記(16)に準じて決定する。

⑨ その他の新株予約権の行使の条件
上記(8)に準じて決定する。

(18) 新株予約権を行使した際に生ずる一株に満たない端数の取決め
新株予約権を行使した新株予約権者に交付する株式の数に1株に満たない端数がある場合には、これを切り捨てるものとする。

以　上

【表紙】

【提出書類】	臨時報告書の訂正報告書
【提出先】	関東財務局長
【提出日】	平成18年9月29日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　　三田　愼一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　　三田　愼一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【臨時報告書の訂正報告書の提出理由】

平成18年８月25日付をもって提出した臨時報告書の記載事項のうち、新株予約権の発行価格等が確定しましたので、証券取引法第24条の５第５項の規定に基づき、臨時報告書の訂正報告書を提出するものであります。

2【訂正事項】

訂正箇所は＿＿罫で示しております。

(2) 発行数

（訂正前）

39個

上記総数は、割当予定数であり、引受けの申込みがなされなかった場合等、割り当てる新株予約権の総数が減少したときは、割り当てる新株予約権の総数をもって発行する新株予約権の総数とする。

（訂正後）

38個

(3) 発行価格

（訂正前）

各新株予約権の払込金額は、次式のブラックショールズモデルにより以下の基礎数値に基づき算出した１株当たりのオプション価格に付与株式数を乗じた金額とする。

$$C = Se^{-qT}N(d) - Xe^{-rT}N(d - \sigma\sqrt{T})$$

ここで、

$$d = \frac{\ln\left(\frac{S}{X}\right) + \left(r - q + \frac{\sigma^2}{2}\right)T}{\sigma\sqrt{T}}$$

ⅰ　１株当たりのオプション価格（C）

ⅱ　株価（S）：平成18年９月29日の東京証券取引所における当社普通株式の普通取引の終値（終値がない場合は、翌取引日の基準値段）

ⅲ　行使価格（X）：１円

ⅳ　予想残存期間（T）：4.5年

ⅴ　ボラティリティ（σ）：4.5年間（平成14年３月29日から平成18年９月29日まで）の各週の最終取引日における当社普通株式の普通取引の終値に基づき算出した株価変動率

ⅵ　無リスクの利子率（r）：残存年数が予想残存期間に対応する国債の利子率

ⅶ　配当利回り（q）：１株当たりの配当金（平成18年３月期の実績配当金）÷上記ⅱに定める株価

ⅷ　標準正規分布の累積分布関数（N（・））

（訂正後）

新株予約権１個当たり　2,932,000円

（１株当たり 2,932円）

(4) 発行価額の総額

（訂正前）

未定

（訂正後）

111,454,000円

(11) 当該取得の申込みの勧誘の相手方の人数及びその内訳

（訂正前）

当社取締役15名、執行役員12名、合計27名に割り当てる。

（訂正後）

当社取締役14名、執行役員12名、合計26名に割り当てる。

RECEIVED
2006 OCT 25 A 9:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit B-7

【表紙】

【提出書類】	有価証券届出書
【提出先】	関東財務局長
【提出日】	平成18年８月25日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03（3660）7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03（3660）7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　　三田　慎一
【届出の対象とした募集有価証券の種類】	新株予約権証券
	その他の者に対する割当　０円
【届出の対象とした募集金額】	発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額　1,354,700,000円 （注）１．本募集は平成18年６月29日開催の当社定時株主総会の決議及び平成18年８月25日開催の当社取締役会決議に基づき、ストックオプションを目的として、新株予約権を発行するものであります。 ２．募集金額は、ストックオプションとしての目的で発行することから無償で発行するものといたします。また発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額は、本有価証券届出書提出時の見込み額（平成18年８月24日時点の東京証券取引所における当社普通株式の終値を基準とする）であります。
【安定操作に関する事項】	該当事項はありません。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【証券情報】

第１【募集要項】

１【新規発行新株予約権証券】

(1)【募集の条件】

発行数	437個
発行価額の総額	０円
発行価格	０円
申込手数料	該当事項なし
申込単位	１個
申込期間	平成18年９月22日
申込証拠金	０円
申込取扱場所	花王株式会社人材開発部門 （新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者とする。）
払込期日	該当事項なし
払込取扱場所	該当事項なし

(注) １．取締役会決議年月日

本新株予約権証券は、平成18年６月29日開催の当社定時株主総会の決議に基づき、平成18年８月25日開催の当社取締役会においてその発行の決議をしております。

２．申込みの方法

申込方法は、申込期間内に申込取扱場所へ申込みをすることとします。

３．割当対象者

本新株予約権の募集はストックオプションの目的をもって行うものであり、当社使用人及び当社子会社・関連会社取締役に対して行うものであります。

４．本募集の対象となる者は以下のとおりであります。

対象となる者の区分	人数（名）	割当新株予約権数（個）
当社使用人	79	415
当社子会社・関連会社取締役	4	22
合計	83	437

(2) 【新株予約権の内容等】

新株予約権の目的となる株式の種類	花王株式会社普通株式
新株予約権の目的となる株式の数	437,000株 付与株式数（以下に定義する。）が調整される場合には、当該調整後の付与株式数に発行する新株予約権の総数を乗じた数に調整されるものとする。各新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、（注）１．の定めにより付与株式数の調整を受けることがある。
新株予約権の行使時の払込金額	各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。 行使価額は、新株予約権の割当日（平成18年９月29日）の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に1.05を乗じて得た金額とし、１円未満の端数は切り上げる。ただし、その金額が割当日（平成18年９月29日）の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。ただし、（注）２．の定めにより行使価額の調整を受けることがある。
新株予約権の行使により株式を発行する場合の株式の発行価額の総額	1,354,700,000円とする。 （新株予約権の行使により株式を発行する場合の発行価額の総額は、本有価証券届出書提出時の見込額（平成18年８月24日時点の東京証券取引所における当社普通株式の終値を基準とする）である。）
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	１．発行価格は行使価額と同額である。 ２．資本組入額 (1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第１項の規定に従い算出される資本金等増加限度額に２分の１を乗じて得た額とし、計算の結果生じる１円未満の端数は、これを切り上げるものとする。 (2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記(1) 記載の資本金等増加限度額から上記(1) に定める増加する資本金の額を減じて得た額とする。
新株予約権の行使期間	平成20年７月１日から平成25年６月28日までとする。
新株予約権の行使請求の受付場所、取次場所及び払込取扱場所	１．受付場所　花王株式会社人材開発部門 （新株予約権に係る事務を担当する部署に変更があった場合には、当該変更後の担当部署とし、当社が当該事務を他に委託する場合には当社が委託する者とする。） ２．払込取扱場所　株式会社みずほコーポレート銀行大手町営業部 （またはその時々における当該銀行の承継銀行もしくは当該支店の承継支店）
新株予約権の行使の条件	１．新株予約権者は、当社及び当社が直接または間接に40%以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から２年後の応当日までの間に限り、新株予約権を行使することができる。ただし、上記「新株予約権の行使期間」に定める新株予約権を行使することができる期間内に限るものとする。 ２．１個の新株予約権をさらに分割して行使することはできないものとする。

新株予約権の消却事由及び消却の条件	当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。

（注）１．付与株式数の調整

新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記（注）２．の規定を準用する。

調整後付与株式数＝調整前付与株式数×分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

２．行使価額の調整

(1) 割当日後、当社普通株式につき、次の①または②の事由が生ずる場合、行使価額をそれぞれ次の算式（以下、「行使価額調整式」という。）により、行使価額を調整し、調整により生じる1円未満の端数は切り上げる。

① 当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合（ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年6月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない）。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

ⅰ．行使価額調整式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

ⅱ．行使価額調整式に使用する「時価」は、下記(2) に定める「調整後行使価額を適用する日」（以下、「適用日」という。）に先立つ45取引日目に始まる30取引日における東京証券取引所における当社普通株式の普通取引の終値の平均値とする。なお、「平均値」は、円位未満小数第２位まで算出し、小数第２位を四捨五入する。

② 当社普通株式の株式分割または株式併合が行われる場合。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{1}{\text{分割・併合の比率}}$$

(2) 調整後行使価額を適用する日は、次に定めるところによる。

① 上記(1) ①に従い調整を行う場合の調整後行使価額は、当該発行または処分の払込期日の翌日以降（基準日がある場合は当該基準日の翌日以降）、これを適用する。

② 上記(1) ②に従い調整を行う場合の調整後行使価額は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

なお、上記ただし書に定める場合において、株式分割のための基準日の翌日から当該株主総会の終結の日までに新株予約権を行使した（かかる新株予約権を行使することにより交付を受けることができる株式の数を、以下、「分割前行使株式数」という。）新株予約権者に対しては、次の算出方法により、当社普通株式を交付する。この場合に生じた1株未満の端数については、これを切り捨てるものとする。

$$
\text{新規発行株式数} = \frac{(\text{調整前行使価額} - \text{調整後行使価額}) \times \text{分割前行使株式数}}{\text{調整後行使価額}}
$$

(3) さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

(4) また、行使価額の調整を行うときは、当社は調整後行使価額を適用する日の前日までに、必要な事項を新株予約権原簿に記載された新株予約権者に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

3．新株予約権の行使請求及び払込みの方法

(1) 新株予約権を行使する場合には、当社が定める様式による「新株予約権行使請求書」に必要事項を記入し、記名捺印または署名のうえ、これを上記「新株予約権の行使請求の受付場所、取次場所及び払込取扱場所」に定める行使請求受付場所に提出するものとする。なお、新株予約権行使請求書の行使請求受付場所での受付は当社の営業日に限るものとする。

(2) 上記(1)の「新株予約権行使請求書」の提出とともに、新株予約権1個当りの行使に払い込みをすべき金額に行使に係る新株予約権数を乗じた金額（以下、「払込金」という。）を、現金（円貨）にて上記「新株予約権の行使請求の受付場所、取次場所及び払込取扱場所」に定める払込取扱場所の当社の指定する口座（以下、「指定口座」という。）に当社の指定する日時までに振り込むものとする。

4．組織再編行為の際の新株予約権の取り扱い

当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

(1) 交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

(2) 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

(3) 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、上記（注）1．に準じて決定する。

(4) 新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、上記「新株予約権の行使時の払込金額」で定められる行使価額を調整して得られる再編後払込金額に上記(3)に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

(5) 新株予約権を行使することができる期間
上記「新株予約権の行使期間」に定める新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、上記「新株予約権の行使期間」に定める新株予約権を行使することができる期間の末日までとする。

(6) 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
上記「新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額」に準じて決定する。

(7) 譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

(8) 新株予約権の取得事由及び条件
上記「新株予約権の消却事由及び消却の条件」に準じて決定する。

5．新株予約権の行使の効力発生時期等

(1) 新株予約権の行使の効力は、行使請求受付場所において受領された新株予約権行使請求書を払込取扱場所が受領し、かつ上記（注）3．(2)に定める払込金が指定口座に入金されたときに生ずるものとする。

(2) 当社は、行使手続終了後遅滞なく株券を交付する。ただし、単元未満株式にかかる株券は交付しない。

6．発行要項の公示

当社は、その本店に新株予約権の発行要項の謄本を備え置き、その営業時間中、新株予約権者の閲覧に供するものとする。

(3) 【新株予約権証券の引受け】

該当事項はありません。

2【新規発行による手取金の使途】

(1) 【新規発行による手取金の額】

払込金額の総額（円）（注）1．	発行諸費用の概算額（円）（注）2．	差引手取概算額（円）
1,354,700,000	1,000,000	1,353,700,000

（注）1．払込金額の総額は、本有価証券届出書提出時の見込額である。

2．発行諸費用の概算額には、消費税等は含まれていない。

(2) 【手取金の使途】

今回の募集は、ストックオプションを目的として発行するものであり、資金調達を目的としておりません。従って、新株予約権は無償で発行されるものであり、新規発行による手取金は発生いたしません。

また、新株予約権の行使による資金の払込みは、新株予約権の割当てを受けた者の判断によるため、現時点でその金額及び時期を資金計画に織り込むことは困難であります。従って、手取金は運転資金に充当する予定でありますが、具体的な金額については、行使による払込みのなされた時点の状況に応じて決定いたします。

第２【売出要項】

該当事項はありません。

第３【その他の記載事項】

該当事項はありません。

第二部【参照情報】

第１【参照書類】

会社の概況及び事業の概況等、証券取引法第５条第１項第２号に掲げる事項については、以下に掲げる書類を参照して下さい。

１【有価証券報告書及びその添付書類】

事業年度　第100期（自　平成17年４月１日　至　平成18年３月31日）平成18年６月29日関東財務局長に提出

２【臨時報告書】

１の有価証券報告書提出後、本有価証券届出書提出日（平成18年８月25日）までに、証券取引法第24条の５第４項ならびに企業内容等の開示に関する内閣府令第19条第２項第２号の２の規定に基づく臨時報告書を平成18年８月25日に関東財務局長に提出

第２【参照書類の補完情報】

上記に掲げた参照書類としての有価証券報告書に記載された「事業等のリスク」について、当該有価証券報告書の提出日以後、本有価証券届出書提出日（平成18年８月25日）までの間において生じた変更その他の事由はありません。

また、当該有価証券報告書には将来に関する事項が記載されておりますが、当該事項は本有価証券届出書提出日現在においてもその判断に変更はなく、新たに記載する将来に関する事項もありません。

第３【参照書類を縦覧に供している場所】

花王株式会社　本店　　東京都中央区日本橋茅場町一丁目14番10号
株式会社東京証券取引所　　東京都中央区日本橋兜町２番１号

第三部【提出会社の保証会社等の情報】

該当事項はありません。

第四部【特別情報】

第１【保証会社及び連動子会社の最近の財務諸表又は財務書類】

該当事項はありません。

【表紙】

【提出書類】	有価証券届出書の訂正届出書
【提出先】	関東財務局長
【提出日】	平成18年８月28日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　　三田　慎一
【届出の対象とした募集有価証券の種類】	新株予約権証券
【届出の対象とした募集金額】	その他の者に対する割当　　０円 発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額　　1,354,700,000円 （注）１．本募集は平成18年６月29日開催の当社定時株主総会の決議及び、平成18年８月25日開催の当社取締役会決議に基づき、ストックオプションを目的として、新株予約権を発行するものであります。 ２．募集金額は、ストックオプションとしての目的で発行することから無償で発行するものといたします。また発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額は、平成18年８月25日付の有価証券届出書提出時の見込み額（平成18年８月24日時点の東京証券取引所における当社普通株式の終値を基準とする）であります。
【安定操作に関する事項】	該当事項はありません。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

【有価証券届出書の訂正届出書の提出理由】

平成18年８月25日付をもって提出した有価証券届出書の添付文書のうち、「取締役会議事録」において本新株予約権募集の対象者が記載されておりませんでしたので、添付文書「取締役会議事録」に「募集の対象となる者」を追加し、有価証券届出書の訂正届出書を提出するものであります。

【訂正事項】

添付文書

取締役会議事録

【訂正箇所】

添付文書

取締役会議事録の別紙として「募集の対象となる者」を追加いたします。

「募集の対象となる者」は以下のとおりである。

対象となる者の区分	人数（名）	割当新株予約権数（個）
当社使用人	79	415
当社子会社・関連会社取締役	4	22
合計	83	437

【表紙】

【提出書類】	有価証券届出書の訂正届出書
【提出先】	関東財務局長
【提出日】	平成18年９月29日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　　三田　慎一
【届出の対象とした募集有価証券の種類】	新株予約権証券
【届出の対象とした募集金額】	その他の者に対する割当　0円 発行価額の総額に新株予約権の行使に際して払い込むべき金額の合計額を合算した金額　1,403,207,000円 （注）１．本募集は平成18年６月29日開催の当社定時株主総会の決議及び、平成18年８月25日開催の当社取締役会決議に基づき、ストックオプションを目的として、新株予約権を発行するものであります。 ２．募集金額は、ストックオプションとしての目的で発行することから無償で発行するものといたします。
【安定操作に関する事項】	該当事項はありません。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【有価証券届出書の訂正届出書の提出理由】

平成18年８月25日付をもって提出した有価証券届出書の記載事項のうち、「新株予約権の行使時の払込金額」、「新株予約権の行使により株式を発行する場合の株式の発行価額の総額」、「新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額」及び「新規発行による手取金の額」が平成18年９月29日に確定し、これらに関連する事項を訂正するために有価証券届出書の訂正届出書を提出するものであります。

2【訂正事項】

第一部　証券情報

第１　募集要項

１　新規発行新株予約権証券

(2) 新株予約権の内容等

新株予約権の行使時の払込金額の欄

新株予約権の行使により株式を発行する場合の株式の発行価額の総額の欄

２　新規発行による手取金の使途

(1) 新規発行による手取金の額

3【訂正箇所】

訂正箇所は＿＿＿線で示しております。

第一部【証券情報】

第１【募集要項】

１【新規発行新株予約権証券】

(2)【新株予約権の内容等】

新株予約権の行使時の払込金額の欄

（訂正前）

新株予約権の行使時の払込金額	各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。 行使価額は、新株予約権の割当日（平成18年９月29日）の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に1.05を乗じて得た金額とし、１円未満の端数は切り上げる。ただし、その金額が割当日（平成18年９月29日）の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。ただし、（注）２．の定めにより行使価額の調整を受けることがある。

（訂正後）

新株予約権の行使時の払込金額	3,211,000円（1株当たり3,211円） 各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする

新株予約権の行使により株式を発行する場合の株式の発行価額の総額の欄

（訂正前）

新株予約権の行使により株式を発行する場合の株式の	1,354,700,000円とする。 （新株予約権の行使により株式を発行する場合の発行価額の総額は、本有価証券届出書提出時の見込額（平成18年８月24日時点の東京証券取引所における当社普通株式の終値を基

発行価額の総額	準とする）である。）

（訂正後）

新株予約権の行使により株式を発行する場合の株式の発行価額の総額	1,403,207,000円

2【新規発行による手取金の使途】

(1)【新規発行による手取金の額】

（訂正前）

払込金額の総額（円）（注）1.	発行諸費用の概算額（円）（注）2.	差引手取概算額（円）
1,354,700,000	1,000,000	1,353,700,000

（注）1．払込金額の総額は、本有価証券届出書提出時の見込額である。

2．発行諸費用の概算額には、消費税等は含まれていない。

（訂正後）

払込金額の総額（円）	発行諸費用の概算額（円）（注）	差引手取概算額（円）
1,403,207,000	1,000,000	1,402,270,000

（注）発行諸費用の概算額には、消費税等は含まれていない。

（注）1．の全文削除